Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-179763 on Form F-3 (as amended by Post-Effective Amendment No. 1) of our report dated February 14, 2013 (August 2, 2013 as to the impacts of the retrospection application of the new accounting standards as described in Notes 1 and  30), relating to the consolidated financial statements of ArcelorMittal and subsidiaries (“ArcelorMittal”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the retrospective application of the aforementioned accounting standards), appearing in this Report of Foreign Issuer on Form 6-K of ArcelorMittal dated on or about August 2, 2013.

Luxembourg, Grand Duchy of Luxembourg

August 2, 2013